WesBanco, Inc.

Annual Shareholders Meeting
2012 Year In Review

April 17, 2013

WesBanco
By all accounts, better.

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2012 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

Wealth Management Services

- $3.2B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust and Brokerage under one management team.
- 10 locations in WV, OH & PA.
- Improving revenues as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage sales
  - Retirement planning



Banking Offices



Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	40*	40
Paul Limbert	President & CEO	35	35
Robert Young	EVP & CFO	26	11
Peter Jaworski	EVP & Chief Credit Officer	28	17
Jonathan Dargusch	EVP – Trust & Investments	31	2
Bernard Twigg	EVP – Chief Lending Officer	28	9

* As legal counsel to WesBanco.

Performance Comparison

For the year Ended – December 31, 2012

($000's except per share data)	Year ended 12/31/12	Year ended 12/31/11	%Δ
Net Income Available to Common Shareholders	**$49,544**	**$43,809**	**+13%**
Diluted Earnings Per Share	**$1.84**	**$1.65**	**+12%**

- Increased dividends 5 times in last 9 quarters representing a 36% increase.

2012 Year in Review

➢ **Continued growth in earnings and improved credit quality.**

➢ **Acquisition of Fidelity Savings Bank.**

    ❖ **Opens new markets in Pittsburgh, PA.**

➢ **Continued growth in deposits and loans.**

    ❖ **Strong loan origination focus.**

    ❖ **Deposits have been affected by Marcellus and Utica shale payments.**

WesBanco
By all accounts, better.

2012 Year in Review

➢ **Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.**

➢ **Continued restructuring of branch offices .**

  ❖ **Closed 6 branches.**

  ❖ **Will open 3 new branches on 2013.**

Opportunities for Organic Growth

➢ Marcellus/Utica Shale Opportunity

- ❖ Land owners are finding new wealth.
  - ✓ Large cash payments for drilling rights.
  - ✓ Land owners need financial advice.

- ❖ Our products in the retail bank provide short-term solutions.
- ❖ Our products in the wealth management function provide longer term solutions.
- ❖ Private banking combines all products and provides opportunities for financial advice.



Ethane Infrastructure in the Marcellus and Utica Shales
Existing and proposed
Mariner West
Existing Sunoco Pipeline
to Michigan and Canada
PA
OH
New MarkWest Pipeline
Proposed Mariner East
Harrison County (Chesapeake)
Harrison County (MarkWest)
Houston (MarkWest)
Existing Sunoco Pipeline
Enterprise Products Partners
ATEX Express Pipeline
to Indiana and Gulf of Mexico
Ft. Wetzel (Caiman)
Majorsville, W.Va. (MarkWest)
Ft. Beeler (Caiman)
Natrium, W.Va. (Dominion)
Hastings (Dominion)
MD
VA
Siloam, Ky. (MarkWest)
WV
KY
Kenova, W.Va. (MarkWest)
Fractionator
Marcellus shale area
Estimated rich "wet" gas area
Utica shale area
Wet Utica shale area
Source: The State Journal research

WesBanco
By all accounts, better.

What are we trying to do?

➢ **Manage for the long-term success of WesBanco, its shareholders, employees and customers.**

➢ **Improve financial performance, without taking significant additional risk.**

➢ **Maintain pricing discipline.**

➢ **Provide exceptional service to capture more customer relationships.**

➢ **Execute efficiently.**

Strong Asset Quality Relative to Peers



NPA + ≥ 90 PD Loans / Total Loans + OREO

• National Peer Group = Average of 117 banks nationwide with assets between $2-$10 B.

• Source: SNL Financial

Challenges for 2013

➢ **Weak economic conditions.**

 ❖ **Uncertainty about long term policies and short term solutions in Washington.**

 ❖ **Chronic high unemployment.**

 ❖ **Lack of opportunities for robust loan growth.**

 ❖ **Loan charge-offs expected to be higher than historical normal rates.**

➢ **Continued low interest rates with flat yield curve monetary policies.**

 ❖ **Margin compression.**

➢ **Fierce competition.**

2013 Initiatives

➢ **Raised dividend in 1st quarter 2013.**

➢ **Continuing efforts to address credit quality and impaired loan levels as economy improves.**

➢ **Focus on organic loan growth, with an emphasis on business banking and C&I lending.**

WesBanco
By all accounts, better.

13

2013 Initiatives (cont.)

➢ **Pursue opportunities for activities related to Marcellus and Utica shales.**

➢ **Continue to focus on wealth management and other fee-related opportunities.**

➢ **Monitor opportunities for selective acquisitions in footprint.**

WesBanco
By all accounts, better.

Investment Rationale

➤ **Located in three strong urban markets which will enable organic loan and deposit growth.**

➤ **Organic growth from Marcellus/Utica opportunities.**

➤ **Liquidity to provide for additional lending capacity.**

WesBanco
By all accounts, better.

Investment Rationale

➢ **Asset quality compares favorably with regional and national peers.**

➢ **Diversity of earnings stream.**

➢ **Strong regulatory capital.**

➢ **Proven acquisition-oriented growth strategy.**

WesBanco
By all accounts, better.

WesBanco Stock Performance Chart
March 31, 2008 thru March 31, 2013



100-based Index Analysis: WSBC vs. Peers / IXBK (5 years)

Stock Performance – Long-term Cumulative Return





Questions?

Annual Shareholders Meeting
April 17, 2013